-


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                            ----------------------

                              CHIRON CORPORATION

------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   170040109
------------------------------------------------------------------------------



                      (CUSIP Number of Class of Securities)

      Wayne P. Merkelson                       Andrew R. Brownstein, Esq.
      Novartis Corporation                     Trevor S. Norwitz, Esq.
      608 Fifth Avenue                         Wachtell, Lipton, Rosen & Katz
      New York, New York 10020                 51 West 52 Street
      (212) 307-1122                           New York , New York 10019
                                               (212) 403-1000
------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications on Behalf of
                                 Filing Persons)


                                 DECEMBER 8, 2005
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition that is the subject of this
      Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
      box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
------------------------------------------------------------------------------

CUSIP No. 170040109
------------------------------------------------------------------------------

   1.   NAMES OF REPORTING PERSONS:
        Novartis Biotech Partnership, Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        06-1415318
        ----------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

        (a)   |_|
              ----------------------------------------------------------------

        (b)   |_|
              ----------------------------------------------------------------

   3.   SEC USE ONLY:

        ----------------------------------------------------------------------

   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):
        AF
        ----------------------------------------------------------------------

   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)              |_|
        ----------------------------------------------------------------------

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
        ----------------------------------------------------------------------

Number of    7. SOLE VOTING POWER
Shares          0
Beneficially     --------------------------------------------------------------
Owned by
Each
Reporting    8. SHARED VOTING POWER
Person          128,057,488
With            --------------------------------------------------------------

              9. Sole Dispositive Power
                 0
                 -------------------------------------------------------------

             10. Shared Dispositive Power
                 128,057,488
                 -------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       128,057,488
       -----------------------------------------------------------------------

 12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                       |_|
       -----------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.7%
       -----------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -----------------------------------------------------------------------

CUSIP No.  170040109
------------------------------------------------------------------------------

   1.   NAMES OF REPORTING PERSONS:
        Novartis Corporation

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        13-1834433
        ----------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

        (a)   |_|
              ----------------------------------------------------------------

        (b)   |_|
              ----------------------------------------------------------------

   3.   SEC USE ONLY:

        ----------------------------------------------------------------------

   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):
        AF
        ----------------------------------------------------------------------

   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)              |_|
        ----------------------------------------------------------------------

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
        ----------------------------------------------------------------------

Number of    7. SOLE VOTING POWER
Shares          0
Beneficially     --------------------------------------------------------------
Owned by
Each
Reporting    8. SHARED VOTING POWER
Person          128,064,944
With            --------------------------------------------------------------

              9. Sole Dispositive Power
                 0
                 -------------------------------------------------------------

             10. Shared Dispositive Power
                 128,064,944
                 -------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       128,064,944
       -----------------------------------------------------------------------

 12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)            |_|
       -----------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.7%
       -----------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -----------------------------------------------------------------------

CUSIP No.  170040109
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

   1.   NAMES OF REPORTING PERSONS:
        Novartis Pharma AG

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        ----------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

        (a)   |_|
              ----------------------------------------------------------------

        (b)   |_|
              ----------------------------------------------------------------

   3.   SEC USE ONLY:

        ----------------------------------------------------------------------

   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):
        WC
        ----------------------------------------------------------------------

   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)              |_|
        ----------------------------------------------------------------------

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland
        ----------------------------------------------------------------------

Number of    7. SOLE VOTING POWER
Shares          0
Beneficially     --------------------------------------------------------------
Owned by
Each
Reporting    8. SHARED VOTING POWER
Person          5,469,770
With            --------------------------------------------------------------

              9. Sole Dispositive Power
                 0
                 -------------------------------------------------------------

             10. Shared Dispositive Power
                 5,469,770
                 -------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,469,770
       -----------------------------------------------------------------------

 12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)            |_|
       -----------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.3%
       -----------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -----------------------------------------------------------------------

CUSIP No.  170040109
------------------------------------------------------------------------------

------------------------------------------------------------------------------


   1.   NAMES OF REPORTING PERSONS:
        Novartis AG

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        ----------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

        (a)   |_|
              ----------------------------------------------------------------

        (b)   |_|
              ----------------------------------------------------------------

   3.   SEC USE ONLY:

        ----------------------------------------------------------------------

   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):
        WC
        ----------------------------------------------------------------------

   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)              |_|
        ----------------------------------------------------------------------

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland
        ----------------------------------------------------------------------

Number of    7. SOLE VOTING POWER
Shares          0
Beneficially     --------------------------------------------------------------
Owned by
Each
Reporting    8. SHARED VOTING POWER
Person          133,527,258
With            --------------------------------------------------------------

              9. Sole Dispositive Power
                 0
                 -------------------------------------------------------------

             10. Shared Dispositive Power
                 133,527,258
                 -------------------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       133,527,258
       -----------------------------------------------------------------------

 12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)            |_|
       -----------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       55%
       -----------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER


      This Amendment No. 13 to Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG ("Novartis"), Novartis Corporation, ("Novartis Corp"), Novartis Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended and supplemented by adding the following:

      Novartis financed the transactions described in Item 4 below through the issuance of short-term commercial paper.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended and supplemented by adding the following:

      (a) On October 30, 2005, the Company gave Novartis and Novartis Corp notice of the exercise of its right, pursuant to the Subscription Agreement, dated as of November 20, 1994, among the Company, Novartis and certain of its affiliates, (filed as an exhibit to the Schedule 13D on January 21, 1997), to require Biotech to purchase an aggregate of $300,000,000 worth of shares of Common Stock at $43.50 per share directly from the Company. Pursuant to that notice, on December 8, 2005, Novartis Biotech completed the purchase of 6,896,552 shares of Common Stock from Chiron for $43.50 per share, resulting in an aggregate purchase price of $300,000,012.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

      Items 5(a) and 5(b) are hereby amended in their entirety as follows:

      (a) and (b) As of the date of this Amendment, Biotech is the record holder of 80,739,404 shares of Common Stock, including the 6,896,552 shares of Common Stock described in Item 4(a) above. In addition, pursuant to the Market Price Option Agreement, Biotech or its designee, which must be Novartis or a subsidiary thereof, has the right to purchase from the Company under certain circumstances such number of shares of Common Stock as are necessary for the Reporting Persons to maintain collectively up to a 55% ownership interest in the Company, which as of October 31, 2005, constituted the right to purchase an additional 47,318,084 shares, based on 195,472,305 shares of Common Stock outstanding at October 31, 2005, as reported in the Company's Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 25, 2005. Biotech is the beneficial owner of 128,057,488 shares of Common Stock, or 55% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Biotech has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

       Novartis Corp is the record holder of 7,456 shares of Common Stock. After adjusting the total number of shares beneficially owned by Novartis
Corp to include the 128,057,488 shares beneficially owned by Biotech, Novartis Corp is the beneficial owner of 128,064,944 shares of Common Stock or 52.7% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Corp has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

      Novartis Pharma is the record holder of 5,469,770 shares of Common Stock, or 2.3% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Pharma has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

      Novartis is the beneficial owner of the shares of Common Stock beneficially owned by Novartis Pharma, Novartis Corp and Biotech. Novartis beneficially owns 133,534,714 shares of Common Stock, giving it a 55% beneficial interest in the Company, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Biotech, Novartis Corp and Novartis Pharma.

      To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock, other than Raymund Breu, who is the beneficial owner of 55,666 shares of Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      99.1 Joint Filing Agreement, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG, dated as of December 12, 2005.

                                     SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005


                               NOVARTIS BIOTECH PARTNERSHIP, INC.


                               By:/s/ Wayne P. Merkelson
                                  --------------------------------------
                                  Name: Wayne P. Merkelson
                                  Title: Vice President


                               NOVARTIS CORPORATION


                               By:/s/ Jeff Benjamin
                                  --------------------------------------
                                  Name: Jeff Benjamin
                                  Title: Vice President and General Counsel


                               NOVARTIS PHARMA AG


                               By:/s/ Dr. Ingrid Sollerer
                                  --------------------------------------
                                  Name:  Dr. Ingrid Sollerer
                                  Title: Authorized Signatory

                               By:/s/ Dr. Peter Kornicker
                                  --------------------------------------
                                  Name:  Dr. Peter Kornicker
                                  Title: Authorized Signatory


                               NOVARTIS AG


                                By:/s/ Peter Rupprecht
                                  --------------------------------------
                                  Name:  Peter Rupprecht
                                  Title: Authorized Signatory

                                By:/s/ Urs Baerlocher
                                  --------------------------------------
                                  Name:  Urs Baerlocher
                                  Title: Authorized Signatory

                                 Exhibit Index


-----------------------------------------------------------------------------
 EXHIBIT NUMBER                    EXHIBIT NAME
 --------------                    ------------
-----------------------------------------------------------------------------
   99.1              Joint Filing Agreement, by and among Novartis
                     Biotech Partnership, Inc., Novartis
                     Corporation, Novartis Pharma AG and Novartis
                     AG, dated as of December 12, 2005.
-----------------------------------------------------------------------------

                                                                   Exhibit 99.1

                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on
Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Chiron Corporation is filed jointly, on behalf of each of them. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:  December 12, 2005

                               NOVARTIS BIOTECH PARTNERSHIP, INC.

                               By: /s/ Wayne P. Merkelson
                                  --------------------------------------
                               Name: Wayne P. Merkelson
                               Title: Vice President

                               NOVARTIS CORPORATION

                               By: /s/ Jeff Benjamin
                                  --------------------------------------
                               Name: Jeff Benjamin
                               Title: Vice President and General Counsel

                               NOVARTIS PHARMA AG

                               By: /s/  Dr. Ingrid Sollerer
                                  --------------------------------------
                               Name:   Dr. Ingrid Sollerer
                               Title:  Authorized Signatory

                               By: /s/  Dr. Peter Kornicker
                                  --------------------------------------
                               Name:   Dr. Peter Kornicker
                               Title:  Authorized Signatory

                               NOVARTIS AG

                               By: /s/  Peter Rupprecht
                                  --------------------------------------
                               Name:   Peter Rupprecht
                               Title:  Authorized Signatory

                               By: /s/ Urs Baerlocher
                                  --------------------------------------
                               Name:   Urs Baerlcoher
                               Title:  Authorized Signatory